FILED BY AMERICA WEST HOLDINGS CORPORATION
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
AND DEEMED FILED PURSUANT TO RULE 14a-12
UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: AMERICA WEST HOLDINGS CORPORATION
COMMISSION FILE NO. 1-12649

General Information

	America West	US Airways
Employees	14,074	30,100
Jet Aircraft	143	276
Average Age	10.7 years (Mar ’05)	11.2 years (Mar ’05)
% Fleet Leased	Approximately 95%	Approximately 75%
Operating Revenues	$2.34 billion	$7.1 billion
Destinations	96	181
Overlapping Markets	38	38
Passenger Enplanements	21.1 million	48.6 million
Founded	1983	1939
Headquarters	Phoenix, Arizona	Arlington, Virginia
Hubs	Phoenix, Las Vegas	Charlotte, Philadelphia
Stock Symbol	NYSE: AWA	NYSE: OTC BB: UAIRQ
Frequent Flyer Program	FlightFund	Dividend Miles
Premium Class	Yes	Envoy on B767s and A330s
Clubs	4 Clubs in PHX and LAS	16 Clubs at 13 locations + 100 Star Alliance Clubs
Self-Service Check-In	Yes	Yes
Web Check-In	Yes	Yes
Meals	Inflight Café	Inflight Café
Reservations Centers	PHX, RNO	INT
Maintenance Bases	PHX	CLT, PIT

Fleet (capacity)

Type	America West	US Airways
A319	34 (124)	64 (120)
A320	59 (150)	24 (142)
A321	0	28 (169)
A330-300	0	9 (266)
Boeing 737-300	37 (132)	67 (126)
Boeing 737-400	0	44 (144)
Boeing 757-200	13 (190)	31 (193)
Boeing 767-200ER	0	10 (203)
Total	143	276

Labor Unions

	America West	No. in Group	Status	US Airways	No. in	Status
Pilots	ALPA	1888	3-year contract amendable in 2006	ALPA	2957	December 2009
Flight Attendants	AFA	2682	Currently in negotiations	AFA	5332	December 2011
Mechanics (for US Airways, includes stock clerks and maintenance training instructors	IBT	845	Currently in negotiations	IAM	3848	December 2009
Fleet Service	TWU	2458	5-year contract amendable in 2005	IAM	4450	December 2009
Passenger Service	IBT	2327	Negotiating first contract; negotiations begin April 2005	CWA	3753	December 2011
Reservations Agents	IBT	1269	Negotiating first contract; negotiations begin April 2005	CWA	1578	December 2011
Stock Clerks	IBT	67	5-year contract amendable in 2008	IAM	Included with Mechanics	December 2009
Dispatchers	TWU	38	43-month contract amendable in 2008	TWU	130	December 2009
Flight Crew Training Instructors				TWU	53	December 2011
Flight Simulator Engineers				TWU	24	December 2011

AFA: Association of Flight Attendants-Communications Workers of America
ALPA: Air Line Pilots Association
CWA: Communication Workers of America
IAM: International Association of Machinists and Aerospace Workers
IBT: International Brotherhood of Teamsters
TWU: Transport Workers Union

Note: When two carriers merge and the same union represents both carriers’ employees (in this case, pilots and flight attendants), both carriers’ groups follow their respective union’s Merger Policy. When the two groups are represented by different unions (dispatchers, mechanics, fleet service, stock clerks, passenger service and reservations agents), the National Mediation Board (NMB) generally will order a representation election to determine which union will represent the combined group if each union represents at least 35 percent of the combined group. If one airline’s work force does not represent at least 35 percent of the combined group, the larger work force’s union would likely be certified to represent both airlines’ specific work group.

FORWARD-LOOKING STATEMENTS

Certain of the statements contained herein should be considered “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “could,” “should,” and “continue” and similar terms used in connection with statements regarding the companies’ outlook, expected fuel costs, the RASM environment, and the companies’ respective expected 2005 financial performance. Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving America West Holdings Corporation (“America West”) and US Airways Group, Inc. (“US Airways” and, together with America West, the “companies”), including future financial and operating results, the companies’ plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of America West and US Airways’ management and are subject to significant risks and uncertainties that could cause the companies’ actual results and financial position to differ materially from these statements. Such risks and uncertainties include, but are not limited to, the following: the ability of the companies to obtain and maintain any necessary financing for operations and other purposes, whether debtor-in-possession financing, in the case of US Airways, or other financing; the ability of the companies to maintain adequate liquidity; the duration and extent of the current soft economic conditions; the impact of global instability including the continuing impact of the continued military presence in Iraq and Afghanistan and the terrorist attacks of Sept. 11, 2001 and the potential impact of future hostilities, terrorist attacks, infectious disease outbreaks or other global events; changes in prevailing interest rates; the ability to attract and retain qualified personnel; the ability of the companies to attract and retain customers; the cyclical nature of the airline industry; competitive practices in the industry, including significant fare restructuring activities by major airlines; the impact of changes in fuel prices; economic conditions; labor costs; security-related and insurance costs; weather conditions; government legislation and regulation; relations with unionized employees generally and the impact and outcome of the labor negotiations; US Airways ability to continue as a going concern; US Airways’ ability to obtain court approval with respect to motions in the Chapter 11 proceedings prosecuted by it from time to time; the ability of US Airways to develop, prosecute, confirm and consummate one or more plans of reorganization with respect to the Chapter 11 proceedings; risks associated with third parties seeking and obtaining court approval to terminate or shorten the exclusivity period for US Airways to propose and confirm one or more plans of reorganization, to appoint a Chapter 11 trustee or to convert the cases to Chapter 7 cases; the ability of US Airways to obtain and maintain normal terms with vendors and service providers; US Airways’ ability to maintain contracts that are critical to its operations; the potential adverse impact of the Chapter 11 proceedings on US Airways’ liquidity or results of operations; the ability of US Airways to operate pursuant to the terms of its financing facilities (particularly the financial covenants); the ability of US Airways to fund and execute its Transformation Plan during the Chapter 11 proceedings and in the context of a plan of reorganization and thereafter; and other risks and uncertainties listed from time to time in the companies’ repo rts to the SEC. There may be other factors not identified above of which the companies are not currently aware that may affect matters discussed in the forward-looking statements, and may also cause actual results to differ materially from those discussed. The companies assume no obligation to publicly update any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting such estimates other than as required by law. Similarly, these and other factors, including the terms of any reorganization plan of US Airways ultimately confirmed, can affect the value of the US Airways’ various prepetition liabilities, common stock and/or other equity securities. Accordingly, the companies urge that the appropriate caution be exercised with respect to existing and future investments in any of these liabilities and/or securities. Additional factors that may affect the future results of America West and US Airways are set forth in their respective filings with the SEC, which are available at http://www.shareholder.com/americawest/edgar.cfm and http://investor.usairways.com/edgar.cfm, respectively.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction, a registration statement, including a proxy statement of America West Holdings, and other materials will be filed with the Securities and Exchange Commission (the “SEC”). WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT AND THESE OTHER MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors will be able to obtain free copies of the registration statement and proxy statement (when available) as well as other filed documents containing information about US Airways and America West at http://www.sec.gov, the SEC’s website. Free copies of America West’s SEC filings are also available on America West’s website at http://www.shareholder.com/americawest/edgar.cfm, or by request to Investor Relations, America West Holdings Corporation, 111 West Rio Salado Pkwy, Tempe, Arizona 85281. Free copies of US Airways’ SEC filings are also available on US Airways’ website at http://investor.usairways.com/edgar.cfm or by request to Investor Relations, US Airways Group, Inc., 2345 Crystal Drive, Arlington, VA 22224.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there by any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

PARTICIPANTS IN THE SOLICITATION

America West, US Airways and their respective executive officers and directors may be deemed, under SEC rules, to be participants in the solicitation of proxies from America West’s stockholders with respect to the proposed transaction. Information regarding the officers and directors of America West is included in its definitive proxy statement for its 2005 Annual Meeting filed with the SEC on April 15, 2005. Information regarding the officers and directors of US Airways is included in its 2004 Annual Report filed with the SEC on Form 10-K on March 1, 2005. More detailed information regarding the identity of potential participants, and their interests in the solicitation, will be set forth in the registration statement and proxy statement and other materials to be filed with the SEC in connection with the proposed transaction.